UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 700-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit
99.1

Asanko Gold Mine Phase 1 Definitive Project Plan, Ashanti Region, Ghana, National Instrument 43-101 Technical Report – Original Effective Date: December 17, 2014, Amended and Restated Effective January 26, 2015

99.2	Certificate of Qualified Person (National Instrument 43-101) – G. Bezuidenhout National Diploma (Extractive Metallurgy), FSIAMM
99.3	Certificate of Qualified Person (National Instrument 43-101) – D. Heher B.Sc Eng (Mechanical), Pr.Eng
99.4	Certificate of Qualified Person (National Instrument 43-101) – T. Obiri-Yeboah, B.Sc Eng (Mining) Pr.Eng
99.5	Certificate of Qualified Person (National Instrument 43-101) – J. Stanbury, B Sc Eng (Industrial), Pr.Eng
99.6	Certificate of Qualified Person (National Instrument 43-101) – C. Muller B.Sc (Geology), B.Sc Hons (Geology), Pr. Sci. Nat.
99.7	Certificate of Qualified Person (National Instrument 43-101) – D.Morgan M.Sc Eng (Civil), CP.Eng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

Date:	February 17, 2015

By:	/s/ Greg McCunn
Greg McCunn
Chief Financial Officer